SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CAS MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer))
CAS MEDICAL SYSTEMS, INC.
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.004 per Share
(Title of Class of Securities)
124769209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Aimee S. Weisner
Vice President, General Counsel
One Edwards Way
Irvine, CA 92614
(949) 250-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
David B. Allen
Pepper Hamilton LLP
Four Park Plaza, Suite 1200
Irvine, CA 92614
(949) 567-3500

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,307,695	$279.69

*
The “transaction valuation” set forth above is equal to the sum of  (a) 3,027,750 shares of Common Stock subject to options with exercise prices equal to or less than $2.45 per share, which have a value of  $2,305,695 (which equals the aggregate of  $2.45 less the exercise price of each option) and (b) 20,000 shares of Common Stock subject to options with exercise prices greater than $2.45 which have a value of  $2,000.00 (calculated by multiplying the number of options by the $0.10 to be paid for each pursuant to this offer).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2019 equals $121.20 per $1,000,000 of transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $279.69	Filing Party: CAS Medical Systems, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 15, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CAS Medical Systems, Inc. (the “Company”) with the Securities and Exchange Commission on March 15, 2019, as amended and supplemented by Amendment No. 1 filed on April 9, 2019 (the “Schedule TO”). The Schedule TO is an offer to the holders of all options to purchase shares of the Company’s common stock (the “Options”) to tender their Options for purchase by the Company upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of CAS Medical Systems, Inc. Common Stock, dated March 15, 2019 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO. The offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) was made in connection with the proposed merger (the “Merger”) of the Company with Crown Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Edwards Lifesciences Holding, Inc. (“Edwards”), pursuant to that certain Agreement and Plan of Merger, dated February 11, 2019, by and among the Company, Merger Sub and Edwards (the “Merger Agreement”), filed as Exhibit (d)(1) to the Schedule TO.
This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Offer to Purchase.
ITEMS 1 THROUGH 12.
Pursuant to this Amendment No. 2, Item 4 of the Schedule TO and the pertinent sections of the Offer to Purchase referred to in such Item 4 are hereby amended and supplemented by adding the following language:
The right of holders to tender their Options for purchase by the Company pursuant to the Offer to Purchase expired at 5:00 p.m., New York City time, on April 17, 2019. Pursuant to the Offer, option holders tendered all outstanding Options, which represent, in the aggregate, the right to purchase 3,047,750 shares of the Company’s common stock. The aggregate cash purchase price for such Options pursuant to the Offer to Purchase will be approximately $2,307,695. On April 18, 2019, the Merger of the Company with Merger Sub was consummated, and conditions to the Offer have been satisfied, and the Company has accepted for purchase all of the Options validly tendered. Accordingly, the Company will promptly deliver the aggregate purchase price for the Options to the holders thereof.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CAS MEDICAL SYSTEMS, INC.
By:
/s/ Scott B. Ullem

Name: Scott B. Ullem
Title: Chief Financial Officer
Date: April 18, 2019